Wayne D. Swan
                                                                wswan@djplaw.com


VIA EDGAR AND FEDERAL EXPRESS

July 28, 2005

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      BriteSmile, Inc.
                           Preliminary Schedule 14A
                           Filed April 7, 2005 (as amended June 16, 2005 and July 28, 2005) File No. 1-11064

                           Form 10-K for the year ended December 25, 2004 File No. 1-11064

Dear Mr. Riedler:

                  We are in receipt of the Staff's letter dated June 30, 2005 with respect to the above-referenced Preliminary Proxy Statement and Form 10-K. We are responding herein to the Staff's comments on behalf of our client, BriteSmile, Inc. ("BriteSmile") as set forth below. Simultaneously with the filing of this letter, BriteSmile is filing by EDGAR a Revised Preliminary Proxy Statement (the "Revised Proxy"). BriteSmile is also providing to the Staff by Federal Express courtesy copies of this letter and the Revised Proxy, together with a proposed form of Amendment to BriteSmile's Form 10-K (the "Amended Form 10-K"). We are also providing to the Staff by Federal Express marked copies of the Revised Proxy and the Amended Form 10-K to show all changes being made to the current versions of those documents on file with the Staff.

                  BriteSmile's responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Revised Proxy Statement. For ease of reference, we have set forth the Staff's comments and BriteSmile's response for each item below.

Schedule 14A

Certain Relationships and Related Party Transactions, page 18

1. We note the disclosure on page 21 that states that McKinsey & Co. has no relationship to the Company or to CAP Advisors. Why is this transaction disclosed in the discussion of related party transactions?

Jeffrey Riedler                                Page 2              July 28, 2005

     BriteSmile's Response: BriteSmile informs the Staff that the study performed by McKinsey & Co. that is the subject of the referenced disclosure was commissioned and paid for by CAP Advisors Limited. CAP Advisors Limited is a co-trustee of the ERSE Trust, which is the parent company of LCO Investments Limited, a major shareholder of the Company. The Proxy Statement has been revised to make this relationship more clear.

Proposal 4 - Ratification and Approval of Note, Warrant and Additional Investment Rights Issuance, page 27


2. We note your response to comment 18 and the statement that the members of the Board of Directors control in excess of 50% of the voting capital stock. However, our comment is reissued. Please explain the consequences of having issued a convertible security if the issuance of the underlying security is not approved.

         BriteSmile's Response: BriteSmile directs the Staff's attention to the following language explaining the consequences of a failure to obtain shareholder approval of the Notes, Warrants or Additional Investment Rights that are the subject of the Staff's comment. The referenced language is contained in the Proxy Statement on Page 31:

              Failure of the shareholders to approve the sale of the Notes and the related transactions would have the effect of capping the aggregate number of shares receivable by the noteholders upon conversion, and by the noteholders upon payment of principal and interest in the form of shares of common stock, to no more than 20% of the common stock of the Company outstanding immediately prior to the issuance of the Notes. Accordingly, if the shareholders failed to approve Proposal 4, the noteholders would be prevented from further converting their notes into shares of common stock, and/or the Company would be prevented from further paying principal and interest owing under the notes by issuing shares of common stock, once the 20% maximum number of shares of common had been issued for such purposes.

Form 10-K/A draft

Item 9A Controls and Procedures, page 6

3. We note your response to comment 22 and reissue the comment. Please revise to conclude that the controls and procedures are effective or not effective, as opposed to not fully effective.

         BriteSmile's Response: BriteSmile has revised the Amended Form 10-K in response to the Staff's comment to reflect that as of the end of the period covered by the report, the controls and procedures were not effective.

Jeffrey Riedler                                Page 3              July 28, 2005

Notes to Consolidated Financial Statements
Note 7, Financing Arrangements
Convertible Debt, page F-21

We have reviewed your response to comment 23. It does not appear that you have sufficiently justified management's conclusion that the conversion feature on the convertible debt meets the criteria of paragraphs 12 and 13 of SFAS 133 to require bifurcation. Please provide the analysis supporting how each criteria in paragraph 12 of SFAS 133 are met.


         BriteSmile's Response: BriteSmile notes the Staff's comment, and supplementally informs the Staff that Paragraph 12 of SFAS 133 states:
         "An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:


a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

                    |_| The conversion feature on the convertible debt meets the criteria of paragraph 12(a), specifically because Appendix A, Section 1, paragraph 61(k). states, "The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor's common stock . . .the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument". The Initial Notes with principal amounts of $12 million were issued under the contract with interest payable quarterly based upon LIBOR plus 300 basis points per annum (with a collar of 5% and 8%). The conversion feature grants to the Holder the option at any time and from time to time to convert the outstanding principal amount of the Note plus the amount of any accrued but unpaid interest into shares of Common Stock at the Conversion Price (initially $7.61). Thus the criteria in paragraph 12(a) has been met.

b. The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

Jeffrey Riedler                                Page 4              July 28, 2005

                    |_| The hybrid instrument is not subject to FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, because paragraph 6(a) of the Senior Convertible Note Due states that the debt is convertible at the option of the holder and therefore it is not unconditionally redeemable. The host contract would be reported at its stated face value less any discount under applicable generally accepted accounting principles; therefore, it would not be remeasured at fair value with changes in fair value reported in earnings as they occur. If this contract was not bifurcated and therefore accounted for under FAS 133, then accounting treatment would fall under EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion, which does not require fair market measurement. Thus, the condition of paragraph 12(b) has been met.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)"

                    |_|  The  embedded   derivative   meets  all  three  of  the
                         characteristics set forth in paragraph 6a, b and c as follows:


    ---------------------------------   -------------------------------------------------------------------------
    6.a.     It has one or more         -        The underlying is the market price of the common stock which
    underlyings and one or more                  is currently traded on the Nasdaq under the symbol BSML.  The
    notional amounts or payment                  "Market Price" as defined in the Convertible Note as "93% of
    provisions or both.                          the arithmetic average of the VWAP for the 20 Trading Days prior to the applicable Interest Payment Date or Principal
                                                 Payment Date, as the case may be (not including such date).
                                        -        The notional amount is the number of common shares  to be
                                                 issued in the event of conversion.  The Convertible Note
                                                 defines the number of shares to be issued, "The number of
                                                 Underlying Shares issuable upon any conversion hereunder shall equal the outstanding principal amount of this Note to be
                                                 converted, plus the amount of any accrued but unpaid interest on this Note through the Conversion Date, divided by the
                                                 Conversion Price on the Conversion Date."

Jeffrey Riedler                                Page 5              July 28, 2005
    ---------------------------------   -------------------------------------------------------------------------
    6.b.     It requires no             Pursuant to paragraph 12.c. of FAS 133, the initial net investment of
    initial net investment or an        the hybrid instrument shall not be considered to be the initial net
    initial net investment that is      investment for the embedded derivative.  No initial investment was set
    smaller than would be required      out in the contract.  Therefore, the entire initial investment applies
    for other types of contracts        to the host contract and the conversion derivative of this Convertible
    that would be expected to have      Note required no initial investment.
    a similar response to changes
    in market factors.

    ---------------------------------   -------------------------------------------------------------------------
    6.c.     Its terms require or       The Convertible Note fits the description in paragraph 6(c) because its
    permit net settlement, it can       settlement provisions meet the criteria established in paragraph 9(c)
    readily be settled net by a         of FAS 133.  Paragraph 9(c) states: "Even though the number of shares
    means outside the contract, or      to be delivered is the same as the notional amount of the contract and
    it provides for delivery of an      the price of the shares is the underlying, an exchange-traded security
    asset that puts the recipient       is readily convertible to cash" and therefore the conversion feature
    in a position not substantially     meets net settlement because the common stock of the issuer is publicly
    different from net settlement.      traded and, therefore, readily convertible into cash.

    ---------------------------------   -------------------------------------------------------------------------



                    |_| Paragraphs 10 and 11 of FAS 133 address scope exception. The only exception that directly applies to this contract is paragraph 11(a) which states, "Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position." EITF 00-19, paragraph 8 requires contracts that allow for cash settlement if an event occurs that is not solely within the control of the company to be classified as liabilities. Since the note allows the holders to cash settle the notes in certain events outside the control of the company, the conversion feature would not qualify for equity classification. Therefore, the contract is not classified as stockholders' equity but is classified as a liability for BriteSmile. Therefore, the scope exception of paragraph 11(a) is not met and the company is required to bifurcate the conversion feature and account for it separately at fair value.


Exhibits

4. We note your response to comment 8. The agreements that existed on December 31, 2004 should have been filed as exhibits to your Form 10-K for the year ended December 31, 2004. To the extent that they were previously filed, you may incorporate the exhibits by reference to the report in which they were previously filed by including a reference to the agreement in your list of exhibits and including a parenthetical which states that you are incorporating the exhibit by reference. The parenthetical should identify

Jeffrey Riedler                                Page 6              July 28, 2005

     the filing in which the agreement was filed and the date of the filing. Please revise your exhibit list accordingly.

         BriteSmile's Response: BriteSmile has revised the Amended Form 10-K in response to the Staff's comment.

5. Additionally, your amended 10-K should include a complete list of exhibits as opposed to just the exhibits filed with the 10-K/A. Please revise your exhibit list accordingly.

         BriteSmile's Response: BriteSmile has revised the Amended Form 10-K in response to the Staff's comment.

                  We believe that the foregoing responses address the Commissions comments. Please advise us at your earliest convenience if you have any questions. Direct any questions to the undersigned at (801) 415-3000. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
DURHAM JONES & PINEGAR

/s/ Wayne D. Swan

Wayne D. Swan
WDS/tj
cc:      Julian Feneley, President (by E-mail)
         Kenneth Czaja, CFO (by E-mail)
         Jan Nibel, Controller (by E-mail)
              BriteSmile, Inc.
         Adam Scott, Deloitte
         Brian Harvey, Deloitte